STONE RIDGE ASSET MANAGEMENT LLC

April 16, 2020

To the Trustees of:

Stone Ridge Trust V

510 Madison Avenue, 21st Floor

New York, NY 10022

Re: Expense Limitation Agreement

With reference to the Investment Management Agreement entered into by Stone Ridge Asset Management LLC (the “Adviser”) with Stone Ridge Trust V (the “Trust”), on behalf of its series Stone Ridge Alternative Lending Risk Premium Fund (the “Fund”) on the 13th day of May, 2016, we hereby notify you as follows:

1.

Through June 30, 2021, the Adviser agrees to waive its management fee and/or pay or otherwise bear operating and other expenses of the Fund (including offering expenses, but excluding brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest payments on borrowed funds, loan servicing fees, loan collection and administration fees and expenses, interest and commitment fees, short dividend expense, acquired fund fees and expenses, taxes, litigation and indemnification expenses, judgments, and extraordinary expenses not incurred in the ordinary course of the Fund’s business (collectively, the “Excluded Expenses”)) solely to the extent necessary to limit the total annualized expenses, other than Excluded Expenses, of the Fund to 2.30% of the average daily net assets of the Fund.

2.

The Adviser shall be entitled to recoup in later periods expenses that the Adviser has paid or otherwise borne (whether through reduction of its management fee or otherwise) to the extent that the expenses for the Fund (including offering expenses, but excluding Excluded Expenses) after such recoupment do not exceed the lower of (i) the annual expense limitation rate in effect at the time of the actual waiver/reimbursement and (ii) the annual expense limitation rate in effect at the time of the recoupment; provided that the Adviser shall not be permitted to recoup any such fees or expenses beyond three years from the end of the month in which such fee was reduced or such expense was reimbursed.

3.

During the periods covered by this Agreement, the expense limitation arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” trustees of the Trust (as defined under the Investment Company Act of 1940, as amended (the “1940 Act”)) and the consent of the Adviser.

4.

We understand and intend that the Trust and the Fund will rely on this undertaking in preparing and filing Post-Effective Amendments to the registration statement on Form N-2 for the Trust with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit the Trust and the Fund to do so.

Very truly yours,

STONE RIDGE ASSET MANAGEMENT LLC

By:	/s/ Lauren Macioce
Name:	Lauren Macioce
Title:	Chief Compliance Officer

ACCEPTED AND AGREED TO ON BEHALF OF:

Stone Ridge Trust V, on behalf of its series, Stone Ridge Alternative Lending Risk Premium Fund

By:	/s/ Anthony Zuco
Name: Anthony Zuco
Title: Treasurer

Stone Ridge Alternative Lending Risk Premium Fund

Expense Limitation Agreement Signature Page